POPOVER KING, LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Popover King LLC
State of Organization	Massachusetts
Date Company Was Formed	October 8th, 2017
Kind of Entity (Check One)	Limited Liability Company
Street Address	8 Faneuil Hall Marketplace 3rd Floor Boston MA, 02109
Website Address	https://popoverking.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	John Love	
All positions with the Company and How Long for Each Position	Position Owner	How Long Since Formation
Business Experience During Last Three Years	Professional services engagements to deliver new Investor Portal product to Bain Capital, Frost, M&T Bank, and others	

Principal Occupation During Last Three Years	Engagement Manager - Financial Services	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Intralinks	Business Financial Technology

Name	Maria Cabuquit-Love	
All positions with the Company and How Long for Each Position	Position CEO	How Long Since Formation
Business Experience During Last Three Years	Taking clients through a proprietary 7-step program of self-awareness, discovery, re-programming and manifestation.	
Principal Occupation During Last Three Years	Life Coach	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Self-Employed	Business Professional Services

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	**John Love**

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Problem

People are hungry for new and unique experiences. Specifically, they are hungry for those experiences that enhance or expand their knowledge of things they love in a fun and interesting way, especially when it is within the context of their long-awaited vacation or well-deserved time off. The quintessential tourist always wants to experience something unique and distinct to the places they are visiting.

The West End which is part of the Bulfinch Triangle just west of the North End and adjacent to Faneuil Hall Marketplace is a rare opportunity to have one of the largest tourist foot traffic in the country. The Bulfinch and the Faneuil Hall area is only second to Disney World in tourist foot traffic.

Providing a product such as a Popover – something distinctly New England and expanding its flavor profile to create unique products presents a huge potential for real success. One thing that makes that even more compelling is the fact that there has never been an idea like Popover King.

The Solution

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Boston in 2018 has become, in recent years, a new national foodie mecca. Innovative restaurants have become overnight successes, making their tables hot commodities. Michelin-quality venues have opened. And this trend, far from saturating the market, has generated yet more demand for exciting culinary adventures. The phrase "a rising tide lifts all boats" applies squarely to the Boston restaurant scene.

Against this backdrop, Popover King represents an unusual and unique concept that will generate revenue for at least 16 hours a day as a café, bakery, lunch spot, and dinner bistro. The restaurant will open on Canal Street, which is just coming into focus as a compelling location for exciting new ventures.

Why Popover King?

Popover King owner Coco Cabuquit-Love, in basing her restaurant around the popover, is forging a bridge between Boston's history and its future in a manner that will entice diners and attract media attention. Thought to have originated in Maine in the mid-19th century, the popover eventually became part of New England's fabric. Among other things, these tasty pastries were an integral part of the dining experience at the iconic Anthony's Pier 4 for decades.

Popover King will riff on this venerable treat in unexpected and intriguing ways. The menu features hearty offerings like the Pop Benny, a popover twist on eggs benedict served with ham, poached eggs and a succulent hollandaise sauce. The sweet side of the menu includes the Queen Bee, a honey-glazed popover with cream filling and organic honey crystals.

Market Analysis

The Massachusetts bakery industry is experiencing a booming trend. This is due to the rising economy. The industry exhibits a low-to-moderate level of capital intensity. In 2015, for every $1.00 the average operator spends on wages, it will spend an estimated $0.10 on the use and replacement of capital. The industry is highly dependent on human capital due to its service-oriented nature.

Although most staff members are relatively low-skilled, low-cost workers, no bakery can function without quality staff with basic product knowledge. For upmarket establishments, staff members require a broad knowledge of their product line. The average operator spends about 24.0% of its revenue on wages and associated labor costs. The industry is highly fragmented: the few large companies hold just 20 percent of the market. The industry consists of full-service bakeries and limited take-out places which include quick-service restaurants (QSR) like Dunkin Donuts and Starbucks.

Competitor Analysis

There are no real dominant players in this very specific market. Although having emerged from the recession relatively unharmed, the Food and Beverage industry turned around in 2010 and has experienced rapid growth. Revenue growth has been slow, however, hampered by shaky consumer confidence and stubbornly high unemployment, meaning people have been more content to cook at home.

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Popover King directly addresses the changing customer preferences with its artisanal approach that essentially allows customers to experience a more exotic array of flavors for snacking that also provides health and wellness options for their increasingly adventurous palates. Also, our digital ordering services and social media platforms seek to connect on the tech-savvy millennial generation to provide robust research avenues, tips, stories, forums and such for the information-hungry consumer. There is no place in Boston like Popover King. Market survey revealed 100% positive feedback and enthusiasm for future patronage of Popover King. At least 100 people belonging to each target market who are either working in the Boston area or live in the city and nearby neighborhoods were surveyed in the first quarter of 2017.

Explain Your Business Model

Popover King is planning to open by Q2 2019, 7 days a week from 6 am to 10 pm. Coco will write their schedules. The schedules will be written in a manner that will allow the ability to increase or decrease hourly labor according to sales volume in order to maintain a consistent labor cost control. Proper labeling and rotation techniques accompanied by ample storage facilities will ensure that high quality prepared product will be sufficiently available to meet the demands during peak business hours. Replenishment and ongoing preparation will continue during off peak business hours.

Coco will be responsible for ordering, receiving and maintaining sufficient inventory to meet production demands. Ordering schedules will be staggered with perishable products being ordered multiple times per week to preserve freshness. Standard grocery and food supply orders will be ordered by Coco and will be less often, according to a predetermined schedule and storage capacity.

Coco will rely on operational checklists to verify that each work shift has been properly prepared for and to insure the operational standards are followed before, during and after work shifts. The venue layout has been designed for efficiency and flexibility to accommodate the fluctuation in customer traffic and peak periods. Upon arrival, guests will be greeted immediately by either the manager or staff with product information and options. The kitchen preparation line has been designed to be operated by a maximum staff of 2. The design allows line staffing to be adjusted to the business volume. Shift changes for all staff will involve cleanup, restocking and preparation. All monies will be settled at the end of shift. The shift will involve designated closing duties that will leave the venue clean and fully prepared for the next day.

Marketing Strategy and Implementation

We realize the success of Popover King will have to be achieved by doing more than providing a unique experience, serving great popovers, and providing friendly service. We will utilize a marketing plan to build customer traffic. At PK, we will continually strive to win more customers by being proactive rather than reactive in our marketing efforts and stay current with popular industry trends. We will achieve these goals by using the following:

• Database: We will begin our campaign by marketing to our existing database of clients in each of our respective current businesses. We will release press releases and will email fliers announcing our grand opening. We will continually update our database religiously attending networking events and opportunities.

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• Loyalty Program/Birthday Program. PK will offer a birthday/loyalty club providing a complimentary artisanal popover for the birthday person or a free popover for every 10 purchased. A recent report from the National Restaurant Association explained how this simple technique can increase revenues as much as 15% due to repeat business.

• Our team will also be active in the local community and we plan to take an active role by participating, sponsoring, and donating to local non-profits, churches, sports clubs or teams in the market area.

• We will also strive to develop rapport with local business as a unique team-building or dinner choice. In the future, we plan on establishing a marketing campaign to call on the local business in the market area, deliver samples, and encourage them to consider our place as snack venue of choice.

We will also launch an extensive digital and social media campaign focusing on the uniqueness of the Popover King experience by engaging the target audience through humor and creativity utilizing the services of an independent branding and design company.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 4 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

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Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$30,000
Offering Deadline	February 22, 2019

Required Statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$1,800	$6,000
Operating Capital for Launch	$10,000	$35,000
Marketing	$8,200	$24,000
Finalized Buildout	$10,000	$35,000
TOTAL	$30,000	$100,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the [Campaign Page](#)
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

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6

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see [Educational Materials](#).

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note

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Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP

1.4×

PERCENTAGE OF REVENUE*

1% - 3%**

SENIORITY

Subordinated

MATURITY DATE

Dec. 31, 2024

SECURITIZATION

Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.0% and a maximum rate of 3.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.00%
$47,500	1.50%
$65,000	2.00%
$88,400	2.70%
$100,000	3.00%

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Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.

• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.

• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Revenue Sharing Notes Offered to Investors	Limited Liability Company Interests are an equity interest, whereas, Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
John Love	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
American Express	$13,746	0%	n/a, credit card	No interest year 1
Chase	$24000	0%	n/a, credit card	No interest year 1

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Capital One	$20,000	0%	n/a, credit card	No interest year 1

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in October 2017 and has not yet begun revenue-generating operations. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) in order to launch the Company. At the time of this offering, the Company has three credit cards (other than the funds being planned to raise on MainVest) for a total outstanding balance of $57,746.

In 2017, the Company had no revenue and operating expenses of $16,853, which consisted of legal expenses and rent. In 2018, the Company focused on buildout of the location and did not yet have revenue generating operations. The Company reported discounts/refunds income of $272. In terms of operating expenses, the Company had total expenses of $156,453, with rent, job supplies, legal/professional services, & kitchen equipment comprising the majority of expenses.

In terms of liquidity and capitalization, as of December 31, 2017, the Company had $16,853 of credit card debt. As of December 31, 2018, the Company reported no cash or other positive current assets, with total current assets of ($35,112), consisting of credit card balance with Santander and TD Bank. The Company had total liabilities of $13,672, consisting of credit cards and a note payable. As of December 31,2018, the Company has total equity of ($48,785).

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements

Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using

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reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Year	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$969,525	$1,163,430	$1,495,112	$2,114,941	$2,812,480
Cost of goods sold	$524,393	$605,943	$742,523	$994,467	$1,249,268
Gross profit	**$445,133**	**$557,487**	**$752,588**	**$1,120,474**	**$1,563,212**
OpEx					
Salary	$126,720	$133,056	$139,708	$146,696	$154,028
Employee related expenses	$25,344	$26,611	$27,942	$29,339	$30,806
Rent	$93,600	$93,600	$93,600	$93,600	$93,600
Marketing & Promotions	$97,125	$116,550	$151,515	$219,697	$329,544
Equipment Leases	$16,800	$16,800	$16,800	$16,800	$16,800
Utilities	$6,000	$6,000	$6,000	$6,000	$6,000
Telecommunications	$3,600	$3,600	$3,600	$3,600	$3,600
Liability Insurance	$1,056	$1,056	$1,056	$1,056	$1,056
Supplies	$12,000	$12,000	$12,000	$12,000	$12,000
Gas/Travel	$3,600	$3,600	$3,600	$3,600	$3,600
Buildout Expenses	$50,000	$0	$0	$0	$0
Total Operating Expenses	**$435,845**	**$412,873**	**$455,821**	**$532,388**	**$651,034**
Operating Income	**$9,288**	**$144,613**	**$296,768**	**$588,086**	**$912,178**
MainVest Revenue Note (1)	$19,404	$31,047	$39,898	$33,411	$0
Total expected repayment	$19,404	$50,451	$90,349	$123,760	$123,760

(1) Assumes a MainVest final offering of $88,400. If the final offering amount is lower or higher than $88,400, the total debt payments are expected to vary accordingly.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

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The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://popoverking.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - Additional information included in the form C

	Most recent fiscal year-end (2017)	Prior fiscal year-end (n/a)
Total Assets	$38,485	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0

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Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($11,515)	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Company operates with a very limited scope, offering only food services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the restaurant industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Popover King LLC

BALANCE SHEET

(unaudited)

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander 3569	-16,853.34
Total Bank Accounts	**$ -16,853.34**
Total Current Assets	**$ -16,853.34**
TOTAL ASSETS	**$ -16,853.34**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	-16,853.34
Total Equity	**$ -16,853.34**
TOTAL LIABILITIES AND EQUITY	**$ -16,853.34**

Popover King LLC

BALANCE SHEET

(unaudited)

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander 3569	-32,733.95
TD Bank Business Checking 2126	-2,378.19
Total Bank Accounts	**$ -35,112.14**
Total Current Assets	**$ -35,112.14**
TOTAL ASSETS	**$ -35,112.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
9310 Chase Ink Visa	102.58
AMEX Business PLUS	-1,900.10
Capital One Spark	20,374.38
Total Credit Cards	**$18,576.86**
Total Current Liabilities	**$18,576.86**
Long-Term Liabilities	
Notes Payable	-4,904.47
Total Long-Term Liabilities	**$ -4,904.47**
Total Liabilities	**$13,672.39**
Equity	
Opening Balance Equity	-6,429.53
Owner's Investment	130,678.89
Retained Earnings	-16,853.34
Net Income	-156,180.55
Total Equity	**$ -48,784.53**
TOTAL LIABILITIES AND EQUITY	**$ -35,112.14**

Popover King LLC

PROFIT AND LOSS

(unaudited)

November - December, 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Legal & Professional Services	1,500.00
Rent & Lease	15,353.34
Total Expenses	**$16,853.34**
NET OPERATING INCOME	**$ -16,853.34**
NET INCOME	**$ -16,853.34**

Popover King LLC

PROFIT AND LOSS

(unaudited)

January - December 2018

	TOTAL
Income	
Discounts/Refunds Given	272.45
Total Income	**$272.45**
GROSS PROFIT	**$272.45**
Expenses	
Advertising & Marketing	456.50
Bank Charges & Fees	1,850.40
Dues & subscriptions	981.56
Equipment Rental	176.43
Insurance	3,479.26
Job Supplies	21,010.84
Kitchen & Bar Supplies	4,049.28
Kitchen Equipment	11,436.67
Legal & Professional Services	29,080.20
Meals & Entertainment	651.89
Office Supplies & Software	2,482.76
Office/General Administrative Expenses	1.63
Reimbursable Expenses	8,107.53
Rent & Lease	68,965.93
Repairs & Maintenance	
Trash Hauling Services	250.00
Total Repairs & Maintenance	**250.00**
Taxes & Licenses	679.00
Travel	243.62
Uncategorized Expense	351.88
Utilities	2,197.62
Total Expenses	**$156,453.00**
NET OPERATING INCOME	**$ -156,180.55**
NET INCOME	**$ -156,180.55**

Accrual Basis Sunday, January 20, 2019 07:38 AM GMT-8

Popover King LLC

STATEMENT OF CASH FLOWS

(unaudited)

November - December, 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,853.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -16,853.34**
NET CASH INCREASE FOR PERIOD	**$ -16,853.34**
CASH AT END OF PERIOD	**$ -16,853.34**

Popover King LLC

STATEMENT OF CASH FLOWS

(unaudited)

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-156,180.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
9310 Chase Ink Visa	102.58
AMEX Business PLUS	-1,900.10
Capital One Spark	20,374.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,576.86**
Net cash provided by operating activities	**$ -137,603.69**
FINANCING ACTIVITIES	
Notes Payable	-4,904.47
Opening Balance Equity	-6,429.53
Owner's Investment	130,678.89
Net cash provided by financing activities	**$119,344.89**
NET CASH INCREASE FOR PERIOD	**$ -18,258.80**
Cash at beginning of period	-16,853.34
CASH AT END OF PERIOD	**$ -35,112.14**

I, Coco Cabuquit-Love, certify that:

(1) The financial statements of POPOVER KING LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of POPOVER KING LLC included in this Form reflects accurately the information reported on the tax return for POPOVER KING LLC filed for the fiscal year ended 2017 (most recently available as of the Date of this Form C).

DocuSigned by:

AA442E3928404AE...

Name: Coco Cabuquit-Love
Title: CEO